SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Church, Dale W. (Last) (First) (Middle) 9 Franklin Street (Street) Alexandria, VA 22314 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Mechanical Technology Incorporated MKTY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) July 1999 5. If Amendment, Date of Original (Month/Year) 08/11/1999	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	04/30/1999	J (1) |	20,000.00 | A |		D
Common Stock	07/21/1999	X |	3,750.00 | A | $16.00	63,750.00	D
Common Stock	04/30/1999	J (2) |	4,000.00 | A |		I	By Spouse
Common Stock	07/21/1999	X |	750.00 | A | $16.00	12,750.00 (3)	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Church, Dale W. - July 1999
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Subscription Rights (Rights to Buy)	$16.00	05/28/1999	A |	(A) 3,750.00	06/04/1999 | 07/09/1999	Common Stock - 3,750.00			D
Subscription Rights (Rights to Buy)	$16.00	07/21/1999	X |	(D) 3,750.00	06/04/1999 | 07/09/1999	Common Stock - 3,750.00		0.00	D
Subscription Rights (Rights to Buy)	$16.00	05/28/1999	A |	(A) 750.00	06/04/1999 | 07/09/1999	Common Stock - 750.00			I	By Spouse
Subscription Rights (Rights to Buy)	$16.00	07/21/1999	X |	(D) 750.00	06/04/1999 | 07/09/1999	Common Stock - 750.00	$16.00	0.00 (3)	I	By Spouse

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 07-10-2000 ** Signature of Reporting Person Date Dale W. Church Page 2 SEC 1474 (3-99)

Church, Dale W. - July 1999
Form 4 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 4 - July 1999

Dale W. Church
9 Franklin Street

Alexandria, VA 22314
Explanation of responses:

 (1)   On April 30, 1999, the common stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of 20,000 additional shares of common stock.
(2)   On April 30, 1999, the common stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of 4,000 additional shares of common stock.
(3)   Mr. Church disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Church is the beneficial owner of these securities for the purposes of Section 16 or any other purpose.

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